*9D 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hastings Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Phillips (212) 485-3107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

13014118

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Scaramucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hastings Capital Group, LLC, as of 12/31/, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

ERIC ALPER
Notary Public, State of New York
No. 5009296
Qualified in Nassau County
Commission Expires March 8, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper
ACCOUNTANTS & ADVISORS

HASTINGS CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012
(with supplementary information)

CONFIDENTIAL

HASTINGS CAPITAL GROUP, LLC

CONTENTS
December 31, 2012

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Hastings Capital Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hastings Capital Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 9 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 9 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 22, 2013

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	418,766
Fees receivable		72,728
Due from affiliate		4,287
Prepaid expenses and other assets		60,354
Total Assets	$	556,135
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses and other liabilities	$	74,585
Total Liabilities		74,585
Members' equity		481,550
Total Liabilities and Members' Equity	$	556,135

See notes to financial statements

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2012

Revenue:		
Fee income	$	2,127,794
Interest		50
Total revenue		2,127,844
Expenses:		
Compensation and benefits		812,000
Travel and entertainment		646,504
Professional fees		141,192
Occupancy		101,000
Office and communication		97,782
License and registration fees		83,759
Other		48,204
Total expenses		1,930,441
Net income	$	197,403

See notes to financial statements

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2012

Members' equity at December 31, 2011	$	284,147
Net income		197,403
Members' equity at December 31, 2012	$	481,550

See notes to financial statements

HASTINGS CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	197,403
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,276
Increase/decrease in operating assets and liabilities:		
Fees receivable		25,572
Due from affiliate		1,520
Prepaid expenses and other assets		(8,942)
Deferred fee income		(27,086)
Due to affiliate		(60,000)
Accrued expenses and other liabilities		27,556
Net cash provided by operating activities		158,299
Net change in cash and cash equivalents		158,299
Cash and cash equivalents at beginning of year		260,467
Cash and cash equivalents at end of year	$	418,766

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes	$	11,448

1. NATURE OF BUSINESS:

Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not effect any transactions with customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company earns fees from securities offerings in which the Company acts as a private placement agent and as a mutual fund underwriter on a best effort basis. To the extent these fees are received up front, they are recognized ratably over the terms of the contracts.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the Company's management.

The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash in one bank account which, at times, may exceed federally insured limits.

No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit. The Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before December 31, 2009.

3. RELATED PARTY TRANSACTIONS:

Pursuant to an amended and restated cost sharing agreement with an entity affiliated through common ownership (the "Affiliate"), the Company reimburses the Affiliate for rent, compensation, travel, entertainment and general operating expenses paid by the Affiliate. Included in the expenses reflected in the statement of operations is approximately $1,506,000 charged by the Affiliate as of December 31, 2012.

The Company acts as a placement agent and has earned fees of approximately $298,000 during the year from certain investment funds in which investment funds managed by affiliates of the Company have provided seed capital.

3. RELATED PARTY TRANSACTIONS: (continued)

The Company acts as a mutual fund underwriter on a best effort basis and receives monthly service fees from affiliate funds and an affiliated entity. In addition, the Company also earns trail fees from an affiliate payable monthly in arrears in the amount equal to, on an annualized basis, 0.85% of the month-end net asset value of the shares of an affiliate fund with respect to investors that are introduced by the Company. The total monthly service fees and trail fees earned in 2012 are approximately $1,830,000, of which $72,728 is receivable at December 31, 2012 and is included in fees receivable in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENT:

As a broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2012, the Company had net capital of $341,711 which exceeded its requirement of $5,000 by $336,711.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

HASTINGS CAPITAL GROUP, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2012

Credits:		
Members' equity	$	481,550
Total credits		481,550
Debits:		
Nonallowable assets:		
Fees receivable		(72,728)
Due from affiliate		(4,287)
Prepaid expenses and other assets		(60,354)
Total debits		(137,369)
Net capital before haircuts on cash equivalents		344,181
Haircuts on cash equivalents		(2,470)
Net capital before minimum net capital requirement		341,711
Minimum net capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $74,585)		(5,000)
Excess net capital	$	336,711
Ratio of aggregate indebtedness to net capital		0.22
Schedule of aggregate indebtedness:		
Accrued expenses and other liabilities	$	74,585
Total aggregate indebtedness	$	74,585

There was no material difference between the preceeding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2012.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Hastings Capital Group, LLC

In planning and performing our audit of the financial statements of Hastings Capital Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 22, 2013